Exhibit 99.2

[On April 12, 2006, Sybron Dental Specialties, Inc. distributed the following letter to all of its employees.]

The outstanding success of SDS is rooted in the stellar performance Kerr and Ormco have enjoyed in their respective dental markets since SDS was formed 13 years ago. I am proud to announce that this storied past is about to enter a new chapter. On Wednesday, April 13, 2006, SDS jointly announced with Danaher Corporation that they have entered into an agreement for Danaher to make a cash tender offer to purchase all of the outstanding shares of SDS.

After careful consideration and investigation, a decision was made to enter into this relationship due to the opportunities presented by this merger. This action will immediately create a new organization rivaling Dentsply as the dental market leader. It will also allow us to keep pace with other large competitors and their acquisition strategies so that we don’t become a distant third in the marketplace. The strength and breadth of Danaher will provide an environment where talent will be able to flourish and funding will be available to achieve greater milestones while still maintaining the banners of both Professional Dental and the Specialty Products business segments. Larry Culp, President and CEO of Danaher, and I are extremely excited and optimistic about the potential of the combined companies. In the end, this merger will enhance our ability to service our customer and, meet the needs of our employees.

Danaher, founded in 1984, is a Washington, D.C. based organization with global operations. They operate under a decentralized concept and are approaching $8 billion in revenue. They have experienced great success and are leaders in the diverse markets in which they compete. Its products are sold in markets such as Electronic Test and Measurement, Precision Motion Control, Environmental Water Quality, Product Identification, Mechanical Hand Tools, and Medical Technology. It entered the dental marketplace through the acquisition of Gendex is a leading manufacturer of digital imaging dental products, including intra-oral and panoramic x-ray machines, digital radiography systems, intro-oral cameras, and film processors; Kavo, a worldwide leader in the design, manufacture, and sale of dental equipment, including handpieces, treatment units, diagnostic systems, and laboratory equipment; and Radiometer, a leading provider of in-vitro diagnostic equipment.

Once again, SDS and its family of companies are faced with change. Over the years, we have responded with a “can do” attitude, which has become a hallmark of our success. We will now begin a transition to Danaher, an organization with the same spirit and drive.

I am pleased that we have the opportunity to become associated with such an outstanding organization as Danaher Corporation, which has outperformed the legendary Warren Buffet’s Berkshire Hathaway over the past 15 years. Over the past 20 years Danaher’s shares have increased in value 25% per year, more than Standard & Poor’s 500 Index annual average of 14%; it has been identified as one of Fortune Magazines Most Admired Companies.

NOTICE TO INVESTORS: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Sybron Dental common stock has not commenced. At the time the offer is commenced an indirect, wholly owned subsidiary of Danaher will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Sybron Dental will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Sybron Dental security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.